SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


************************************
          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
              File No.                          RULE 24

(Public Utility Holding Company Act
              of 1935)
************************************

     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9455. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated August 26, 1999 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the
Act:

a. The sales of Common Stock of Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

      ANSWER:

      None


b. The total number of shares of Alliant Energy Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise.

      ANSWER:

     Stock options exercised under the Alliant Energy Long-Term Equity Incentive
Plan:

       Date               Number of Shares                Exercise Price
      ---------          ------------------              ----------------
      01/26/01                 1,900                         $31.66
      02/09/01                   800                         $31.84
      02/09/01                 2,000                         $32.00
      02/21/01                 6,254                         $32.71
      02/27/01                 1,956                         $33.00
      02/28/01                 8,900                         $32.90

c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

      ANSWER:

      NONE


d. The names of the guarantors and of the beneficiary of any Guaranteed Note, Alliant Energy Guarantee or Non-utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

      ANSWER:

      See Exhibit A.


e.   The amount and terms of any Debentures issued during the quarter.

      ANSWER:

     In March 2001 IES Utilities Inc. issued $200,000,000 in 6 3/4% Series B Senior Debentures due March 15, 2011. Interest is paid semi-annually.


f. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

      ANSWER:

      None.

g. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

      ANSWER:

     During the first quarter 2001 Alliant Energy entered into an interest rate swap with Merrill Lynch Capital Services, Inc.

           Principal terms were as follows:

           Notional Amount:      $175,000,000
           Trade Date:           February 27, 2001
           Effective Date :      March 28, 2001
           Termination Date:     March 28, 2001

     The purpose of this swap was to serve as a partial anticipatory hedge against interest rate movement prior to the issuance of IES Utilities Inc.'s $200 million bond issue. This swap was terminated early on March 6, 2001.

h. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

      ANSWER:

     As part of a reorganization of Alliant Energy's Industrial Services Unit, which primarily provides energy management and consulting services through Rule 58 companies, the predecesor holding company for such Rule 58 companies was dissolved. Alliant Energy Integrated Services Company was formed as a new Intermediate Subsidiary for the purpose of holding the interests in several of Alliant Energy's Rule 58 companies. These Rule 58 companies were contributed to Alliant Energy Integrated Services Company simultaneously with the dissolution of the previous holding company. Therefore, there was no new investment in this Intermediate Subsidiary.

i. A list of U-6B-2 forms (Certificate of the issuance, renewal or guarantee of a security exempted from provisions of Section 6(a)) filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

      ANSWER:

      Alliant Energy Resources, Inc.      February 12, 2001

j. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

      ANSWER:

     The balance sheets of Alliant Energy and Resources as of March 31, 2001 are in the 10-Q filing for the quarter ended March 31, 2001 and are incorporated herein by reference.


k.    Additional investments in Energy Assets were as follows:

      During the first quarter 2001:

      Acquisition Date:   Feb 1, 2001
      Name of purchasing company:   Industrial Energy Applications
      Delaware, Inc.
      Sellers:   Shoreham Pipeline Company, Shoreham South Texas
      LLC, and Shoreham Resources, Inc.
      Purchase price:   $935,478.38
      Located in Texas:   Corpus Cristi area
      Name of Company Acquired:   Alliant South Texas Pipeline, LP
      Description:   Crude oil gathering pipeline


     For investments made by Whiting Petroleum Corporation in the first quarter of 2001, see Exhibit B-1.


     For investments made by Whiting Petroleum Corporation in the fourth quarter of 2000, see Exhibit B-2.

                         S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                               ALLIANT ENERGY CORPORATION



                               By:  ______________________________
                                    Name:   Enrique Bacalao
                                    Title:     Assistant-Treasurer

May 29, 2001